Exhibit 14(c)

Individual Retirement Account Disclosure Statement For
Education IRAs

1.   Who is Eligible for an Education IRA?

     Anyone may contribute to an Education IRA regardless of his or her relationship to the beneficiary. The beneficiary of an Education IRA must be under age 18 at the time a contribution is made to an Education IRA on his or her behalf. An Education
IRA may also be established to receive rollover contributions or transfers from another Education IRA.
Education IRAs are subject to limitations based on the status of the contributor as well as the status of the beneficiary. For purposes of this discussion, except as noted, the term "beneficiary" is used to refer to an individual whose education is to be financed, in part or in whole, through an Education IRA.

2.   When Can I Make Contributions to an Education IRA?

     You may make contributions to an Education IRA for the calendar year regardless of your age; however, you may not make a contribution to an Education IRA after the beneficiary attains age 18. In addition, rollover contributions and transfers (as discussed below) may be made at any time, regardless of the age of the beneficiary.

3.   How Much May I Contribute to an Education IRA?

     The total of all contributions made to all Education IRAs that cover a particular beneficiary may not exceed $500 in a taxable year. It is the joint responsibility of the contributor and the beneficiary to verify that excess contributions are not made on behalf of a particular beneficiary. Qualifying rollover contributions and transfers are not subject to these limitations. Note that special rules apply to contributions to Education IRAs for purposes of gift and estate taxes.

     In addition, if your adjusted gross income (or combined income if you file a joint tax return) as modified below exceeds certain limits, you are not eligible to make a contribution to an Education IRA.
For this purpose your adjusted gross income is increased by amounts excluded under Section 911
(certain exclusions applicable to U.S. citizens or residents living abroad), Section 931 (certain exclusions applicable to U.S. citizens or residents living in Guam, American Samoa, or the Northern Mariana
Islands), and Section 933 (certain exclusions applicable to U.S. citizens and residents living in Puerto Rico) of the Code.

     The amount you may contribute to an Education IRA for a particular beneficiary is reduced proportionately for adjusted gross income (as modified above) which exceeds the applicable dollar amount. The applicable dollar amount is $95,000 for an individual, a married individual filing a separate tax return, or a head of household and $150,000 for a married individual filing a joint tax return. (These amounts are not adjusted for cost-of-living changes or otherwise.) If your adjusted gross income as modified above exceeds the applicable dollar amount by $15,000 or less ($10,000 or less in the case of a married individual filing jointly), you may make a contribution to an Education
IRA. The amount you may contribute, however, will be less than $500.

     To determine the amount you may contribute to an Education IRA, use the following calculations:

(a) Subtract the applicable dollar amount from your adjusted gross income as modified above. If the result is $15,000 or more ($10,000 or more in the case of a married individual filing jointly), you may not make a contribution to an Education IRA.

(b) Divide the above figure by $15,000 ($10,000 in the case of a married individual filing jointly), and multiply that percentage by $500.

(c) Subtract the dollar amount (result from (b) above) from $500 to determine the amount that you may contribute to an Education IRA.

     In addition to the limitations described above, the $500 may be reduced by other amounts contributed to an individual retirement plan for the benefit of a particular beneficiary, but is not affected by the adjusted gross income of the beneficiary.

     If the beneficiary of the Education IRA also maintains a Traditional or Roth IRA, his or her overall contributions to other individual retirement plans may be limited. Please contact your tax advisor for more information.

4.   Can I Roll Over or Transfer Amounts from Another
Education IRA?

     Amounts may be "rolled over" from one Education
IRA to another Education IRA benefiting the same beneficiary. In addition, amounts may be rolled over without any tax liability to benefit (i) the spouse of the beneficiary, (ii) an ancestor of the beneficiary,
(iii) a descendant of the beneficiary, of the beneficiary's parents, or of the beneficiary's spouse, or (iv) the spouse of a lineal descendant of an individual described in (iii). Rollovers between Education IRAs may be made once per year and must be accomplished within 60 days after the distribution.

5.   What if I Make an Excess Contribution?

     Contributions that exceed the allowable maximum for federal income tax purposes are treated as excess contributions. A nondeductible penalty tax of 6% of the excess amount contributed must be paid for each year in which the excess contribution remains in the beneficiary's account.

6.   How Do I Correct an Excess Contribution?

     If a contribution in excess of the allowable maximum is made, it may be corrected to avoid the 6% penalty tax for that year by withdrawing the excess contribution and its earnings on or before the date, including extensions, for filing the tax return for the contributor's tax year for which the contribution was made. (Legislation pending as of this printing would use the beneficiary's tax year rather than the contributor's.) Any earnings on the withdrawn excess contribution will be taxable in the year the excess contribution was made and will be subject to a 10% tax penalty.

7.   What Forms of Distribution Are Available from an
Education IRA?

     Distributions may be made as a lump sum of the entire account, or distributions of a portion of the account may be as requested.

8.   When Must Distributions from an Education IRA
Begin?

     There is no requirement that a beneficiary begin distribution of an Education IRA account at any particular age. (Legislation pending as of the date of this printing would in general require distribution within 30 days of the earlier of the beneficiary's death or attainment of age 30 and would deem distribution to occur for any amounts not distributed within such time.)

9.   Are There Distribution Rules That Apply After
Death?

     Special rules apply in the case of the divorce or death of a beneficiary of an Education IRA. (In particular, under legislation pending as of this printing, any balances to the credit of a beneficiary must be distributed to his or her beneficiary within 30 days of death.)

10.  How Are Distributions from an Education IRA Taxed
For Federal Income Tax Purposes?

     Amounts distributed are generally excludable from gross income if they do not exceed the beneficiary's
"qualified higher education expenses" for the year or are rolled over to another Education IRA. "Qualified higher education expenses" generally include the cost of tuition, fees, books, supplies, and equipment for enrollment at (i) accredited post-secondary educational institutions offering credit toward a bachelor's degree, an associate's degree, a graduate-level or professional degree or another recognized post-secondary credential and (ii) certain vocational schools. In addition, room and board may be covered if the beneficiary is at least a "half-time" student.
This amount may be reduced by certain scholarships, qualified state tuition programs, HOPE, Lifetime
Learning tax credits, and other amounts paid on the beneficiary's behalf. To the extent payments during the year exceed such amounts, they are partially taxable and partially nontaxable similar to payments received from an annuity. Any taxable portion of a distribution is subject to a 10% penalty tax in addition to income tax unless the distribution is due to the death or disability of the beneficiary or made on account of scholarship received by the beneficiary.
A beneficiary may elect to waive the exclusion from gross income for qualified higher education expenses and treat the entire distribution as if it were a payment from an annuity.

     To the extent a distribution is taxable, capital gains treatment does not apply to amounts distributed from the account. Similarly, the special five- and ten-year averaging rules for lump-sum distributions do not apply to distributions from an Education IRA. The taxable portion of any distribution is taxed as ordinary income except the portion of a distribution that represents a return of nondeductible contributions.

     The recipient of a distribution may need to indicate on certain distribution requests whether or not federal income taxes should be withheld.
Redemption requests not indicating an election not to have federal income tax withheld will be subject to withholding with respect to the taxable portion (if any) of the distribution to the extent required under federal law.

11.  What if a Prohibited Transaction Occurs?

     If a "prohibited transaction," as defined in
Section 4975 of the Internal Revenue Code, occurs, the
Education IRA could be disqualified. Rules similar to those that apply to Traditional IRAs will apply.

12.  What if the Education IRA is Pledged?

     If all or part of the Education IRA is pledged as security for a loan, rules similar to those that apply to Traditional IRAs will apply. In general, those rules provide that the amount pledged is treated as distributed.

13. How Are Contributions to an Education IRA Reported for Federal Tax Purposes?

     As of the date of this Disclosure Statement, the Internal Revenue Service had not issued forms for reporting information related to contributions to and distributions from an Education IRA.

14. How Are Earnings on an Education IRA Calculated and Allocated?

     The method of computing and allocating annual earnings is expected to be set forth in an IRS pre-approved Education Individual Retirement Account
Custodial Agreement. The growth in value of the IRA is neither guaranteed nor projected.

15.  Is There Anything Else I Should Know?

     As the IRS clarifies its interpretation of the Education IRA provisions of the Code, revised or updated information will be provided to you.



Education Individual Retirement Custodial Account

     The deposit whose name appears above is
establishing an education individual retirement custodial account under Section 530 for the benefit of the designated beneficiary whose name appears above exclusively to pay for the qualified higher education expenses, within the meaning of Section 530(b)(2), of such designated beneficiary.

     The custodian named above has provided the depositor with a concise statement disclosing the provisions governing Section 530. This disclosure statement must include an explanation of the statutory requirements applicable to, and the income tax consequences of establishing and maintaining an account under, Section 530. Providing the depositor with a copy of Notice 97-60, 1997-46 I.R.B. 8 (November 17, 1997)
is considered a sufficient disclosure statement. The custodian also will provide a copy of this form and the disclosure statement to the responsible individual, as defined in Article VI below, if the responsible individual is not the same person as the depositor.

The depositor and the custodian make the following agreement:

Article I

The custodian may accept additional cash contributions.
These contributions may be from the depositor, or from any other individual, for the benefit of the designated beneficiary, provided the designated beneficiary has not attained the age of 18 as of the date such contributions are made. Total contributions that are not rollover contributions described in Section
530(d)(5) are limited to a maximum amount of $500 for the taxable year.

Article II

The maximum aggregate contribution that an individual may make to the custodial account in any year may not exceed the $500 in total contributions that the custodial account can receive. In addition, the maximum aggregate contribution that an individual may make to the custodial account in any year is phased out for unmarried individuals who have modified adjusted gross income (AGI) between $95,000 and $110,000 for the year of the contribution and for married individuals who file joint returns with modified AGI between $150,000 and $160,000 for the year of the contribution.
Unmarried individuals with modified AGI above $110,000 for the year and married individuals who file joint returns and have modified AGI above $160,000 for the year may not make a contribution for that year.
Modified AGI is defined in Section 530(c)(2).

Article III

No part of the custodial account funds may be invested in life insurance contracts, nor may the assets of the custodial account be commingled with other property except in a common investment fund (within the meaning of Section 530(b)(1)(D)).
Article IV

1. Any balance to the credit of the designated beneficiary on the date on which such designated beneficiary attains age 30 shall be distributed to the designated beneficiary within 30 days of such date.

2. Any balance to the credit of the designated beneficiary shall be distributed to the estate of the designated beneficiary within 30 days of the date of such designated beneficiary's death.

Article V

The depositor shall have the power to direct the custodian regarding the investment of the above-listed amount assigned to the custodial account (including earnings thereon) in the investment choices offered by the custodian. The responsible individual, however, shall have the power to redirect the custodian regarding the investment of such amounts, as well as the power to direct the custodian regarding the investment of all additional contributions (including earnings thereon) to the custodial account. In the event that the responsible individual does not direct the custodian regarding the investment of additional contributions (including earnings thereon), the initial investment direction of the depositor also will govern all additional contributions made to the custodial account until such time as the responsible individual otherwise directs the custodian. Unless otherwise provided in this agreement, the responsible individual also shall have the power to direct the custodian regarding the administration, management, and distribution of the account.

Article VI

The "responsible individual" named by the depositor shall be a parent or guardian of the designated beneficiary. The custodial account shall have only one responsible individual at any time. If the responsible individual becomes incapacitated or dies while the designated beneficiary is a minor under state law, the successor responsible individual shall be the person named to succeed in that capacity by the preceding responsible individual in a witnessed writing or, if no successor is so named, the successor responsible individual shall be the designated beneficiary's other parent or successor guardian. Unless otherwise directed by checking the option below, at the time that the designated beneficiary attains the age of majority under state law, the designated beneficiary becomes the responsible individual.

_____ Option (This provision is effective only if checked): The responsible individual shall continue to serve as the responsible individual for the custodial account after the designated beneficiary attains the age of majority under state law and until such time as all assets have been distributed from the custodial account and the custodial account terminates. If the responsible individual becomes incapacitated or dies after the designated beneficiary reaches the age of majority under state law, the responsible individual shall be the designated beneficiary.

Article VII

The responsible individual _____ may or _____ may not change the beneficiary designated under this agreement to another member of the designated beneficiary's family described in Section 529(e)(2) in accordance with the custodian's procedures.

Article VIII

1. The depositor agrees to provide the custodian with the information necessary for the custodian to prepare any reports required under Section 530(h).

2. The custodian agrees to submit reports to the Internal Revenue Service and the responsible individual as prescribed by the Internal Revenue Service.

Article IX

Notwithstanding any other articles which may be added or incorporated, the provisions of Articles I through IV will be controlling. Any additional articles that are not consistent with Section 530 and related regulations will be invalid.

Article X

This agreement will be amended from time to time to comply with the provisions of the Code and related regulations. Other amendments may be made with the consent of the depositor and the custodian whose signatures appear below.

Article XI

1.   Investment of Account Assets.

(a) All contributions to the custodial account shall be invested in the shares of any regulated investment company ("Investment Company") for which Oak Ridge Investments, L.L.C. serves as
     Investment Advisor, or any other regulated investment company designated by the Investment
     Advisor. Shares of stock of an Investment Company shall be referred to as "Investment Company
     Shares."

(b) Each contribution to the custodial account shall identify the designated beneficiary's account number and shall be accompanied by a signed statement directing the investment of that contribution into the designated beneficiary's account. The custodian may return to the contributor, without liability for interest thereon, any contribution which is not accompanied by such information and such appropriate signed statement directing investment of that contribution.

(c) Contributions shall be invested in whole and fractional Investment Company Shares at the price and in the manner such shares are offered to the public. All distributions received on Investment
     Company Shares held in the custodial account shall be reinvested in like shares. If any distribution of Investment Company Shares may be received in additional like shares or in cash, the custodian shall elect to receive such distribution in additional like Investment Company Shares.

(d)  All Investment Company Shares acquired by the
     custodian shall be registered in the name of the
     custodian or its nominee. The designated
     beneficiary shall be the beneficial owner of all
     Investment Company Shares held in the custodial
     account and the custodian shall not vote any such
     shares, except upon written direction of the
     responsible individual. The custodian agrees to
     forward to the responsible individual each
     prospectus, report, notice, proxy and related
     proxy soliciting materials applicable to
     Investment Company Shares held in the custodial
     account   received by the custodian.

(e)  The responsible individual may, at any time, by
     written notice to the custodian, redeem any number
     of shares held in the custodial account and
     reinvest the proceeds in the shares of any other
     Investment Company. Such redemptions and
     reinvestments shall be done at the price and in
     the manner such shares are then being redeemed or
     offered by the respective Investment    Companies.

(f) To the extent a responsible individual for the designated beneficiary makes or has power to make decisions as to the investment of the designated beneficiary's account, that party acknowledges that such decisions are binding and nonvoidable.

2.   Amendment and Termination

(a)  The custodian may amend the Custodial Account
     (including retroactive amendments) by delivering to the responsible individual written notice of such amendment setting forth the substance and effective date of the amendment. The responsible individual shall be deemed to have consented to any such amendment not objected to in writing by the responsible individual within thirty (30) days of receipt of the notice, provided that no amendment shall cause or permit any part of the assets of the custodial account to be diverted to purposes other than for the exclusive benefit of the designated beneficiary.

(b) The responsible individual may terminate the custodial account at any time by delivering to the custodian a written notice of such termination.

(c) The custodial account shall automatically terminate upon distribution to the designated beneficiary or his or her estate of its entire balance.

3.   Taxes and Custodial Fees

Any income taxes or other taxes levied or assessed upon or in respect of the assets or income of the custodial account and any transfer taxes incurred shall be paid from the custodial account. All administrative expenses incurred by the custodian in the performance of its duties, including fees for legal services rendered to the custodian, and the custodian's compensation shall be paid from the custodial account, unless otherwise paid by the beneficiary or his or her estate.
The custodian's fees are set forth in a schedule provided to the responsible individual. Extraordinary charges resulting from unusual administrative responsibilities not contemplated by the schedule will be subject to such additional charges as will reasonably compensate the custodian. Fees for refund of excess contributions, transferring to a successor trustee or custodian, or redemption /reinvestment of Investment Company Shares will be deducted from the refund or redemption proceeds and the remaining balance will be remitted to the designated beneficiary, or reinvested or transferred in accordance with the responsible individual's instructions.

4.   Reports and Notices

(a) The custodian shall keep adequate records of transactions it is required to perform hereunder.
     After the close of each calendar year, the custodian shall provide to the responsible individual a written report or reports reflecting the transactions effected by it during such year and the assets and liabilities of the Custodial
     Account at the close of the year.

(b) All communications or notices shall be deemed to be given upon receipt by the custodian at 615 E.
     Michigan St., Milwaukee, WI 53202 or the responsible individual at his most recent address shown in the custodian's records. The responsible individual agrees to advise the custodian promptly, in writing, of any change of address.

5.   Monitoring of Contribution Limitations Information

The custodian shall not be responsible for monitoring the amount of contributions made to the designated beneficiary's account or the income levels of any depositor or contributor for purposes of assuring compliance with applicable state or federal tax laws.

6.   Inalienability of Benefits

The benefits provided under this custodial account shall not be subject to alienation, assignment, garnishment, attachment, execution or levy of any kind and any attempt to cause such benefits to be so subjected shall not be recognized except to the extent as may be required by law. However, the responsible individual may change the designated beneficiary under the agreement to another member of the designated beneficiary's family described in Internal Revenue Code
Section 529(e)(2) in accordance with the custodian's procedures.

7.   Rollover Contributions and Transfers

The custodian shall have the right to receive rollover contributions and to receive direct transfers from other custodians or trustees. All contributions must be made in cash or check.

8.   Conflict in Provisions

To the extent that any provisions of this Article XI on the Education IRA Application shall conflict with the provisions of Articles V through VIII or X, the provisions of this Article XI shall govern.

9.   Applicable State Law

This custodial account shall be construed, administered and enforced according to the laws of the State of Wisconsin.